SOLIGENIX, INC.

29 Emmons Drive, Suite C-10

Princeton, NJ 08540

November 16, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Soligenix, Inc.
Withdrawal of Request for Acceleration of Effectiveness of Registration Statement Registration Statement on Form S-1 (SEC File No. 333-214038)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 16, 2014, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for November 16, 2016, at 5:00 p.m. Eastern Time. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Soligenix, Inc.

		By:	/s/ Christopher J. Schaber
Christopher J. Schaber, PhD
President and Chief Executive Officer
cc	Driscoll R. Ugarte, Esq. Duane Morris LLP

AEGIS CAPITAL CORP.

810 Seventh Avenue, 18th Floor

New York, New York 10019

November 16, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention Michael Gerson

Re:	Soligenix, Inc. (the “Company”) Withdrawal of Request for Acceleration of Effectiveness of Registration Statement Registration Statement on Form S-1 (SEC File No. 333-214038)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 16, 2016, in which we, as representative of the several underwriters, joined in the Company’s request to accelerate the effective date of the above-referenced Registration Statement so that it would become effective at 5:00 P.M., Washington D.C. time, on Wednesday, November 16, 2016, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Aegis CAPITAL CORP.

By:	/s/ David Hentschel
Name: David Hentschel Title: Chief Compliance Officer